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File No. 040981-0037

August 3, 2009

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Russell Mancuso, Esq., Legal Branch Chief
Mary Beth Breslin, Esq., Senior Attorney
Ruairi Regan, Esq.
Brian Cascio, Accounting Branch Chief
Jong Hwang

Re:	Avago Technologies Limited
Registration Statement on Form S-1 File No. 333-153127

Ladies and Gentlemen:

On behalf of Avago Technologies Limited (the “Company” or “Avago”), we are hereby filing Amendment No. 6 (“Amendment No. 6”) to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on August 21, 2008 and amended by Amendment No. 1 (“Amendment No. 1”) filed with the Commission on October 1, 2008, Amendment No. 2 (“Amendment No. 2”) filed with the Commission on July 2, 2009, Amendment No. 3 (“Amendment No. 3”) filed with the Commission on July 14, 2009, Amendment No. 4 (“Amendment No. 4”) filed with the Commission on July 21, 2009 and Amendment No. 5 (“Amendment No. 5”) filed with the Commission on July 27, 2009 (as amended, the “Registration Statement”). For your convenience, we have enclosed a courtesy package which includes ten copies of Amendment No. 6, five of which have been marked to show changes from Amendment No. 5.

Amendment No. 6 has been revised to reflect the Company’s responses to the comments received from the Staff of the Commission (the “Staff”) by facsimile on July 31, 2009. For ease of review, we have set forth below each of the numbered comments of the Staff’s letter and the Company’s responses thereto.

August 3, 2009

Fee Table

1.	Please show us your calculations supporting the amount of the registration fee shown in the table. Demonstrate that you have used the current fee rate.

Response: The Company calculated the registration fee shown in the table on Amendment No. 5 as follows:

Dollar amount of shares registered with original filing on August 21, 2008		$400,000,000
SEC filing fee rate as of August 21, 2008	x $	0.393	per million

Fee paid with original filing		$15,720
Incremental dollar amount of shares registered with Amendment No. 5 on July 27, 2009		$221,000,000
SEC filing fee rate as of July 27, 2009	x $	0.558	per million

Incremental fee paid with Amendment No. 5		$12,332
Plus amount paid with initial filing	+$	15,720

Total fee paid		$28,052

During a telephone conversation regarding the above filing fee calculation with Mr. Miller of the EDGAR fee unit on August 3, 2009, he confirmed that the foregoing calculation of the filing fee was correct and no additional amounts were due.

We rely on third parties, page 23

2.	Please expand your response to prior comment 3 to tell us whether you have any business connections to Cuba, Iran, Sudan or Syria.

Response: The Company confirms to the Staff that it has no business connections to Cuba, Iran, Sudan or Syria.

Future Sales, page 36

3.	With a view towards clarified disclosure in an appropriate section of your document regarding when your shares will be eligible for sale into the public market, please tell us the dates that the shares under the Management Shareholders’ Agreement will be available for sale and the number of shares that will become available on each such date. Also provide us similar information regarding the other contractual resale restrictions.

Response: The Company has revised pages 36 and 181 of Amendment No. 6 to disclose the range of dates that the shares under the Management Shareholders’ Agreement will be available for sale and the number of shares available on each such date. The Company has also revised pages 36 and 181 to provide similar information regarding other material contractual resale restrictions.

August 3, 2009

Principal and Selling Shareholders, page 153

4.	Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by Capstone.

Response: The Company has revised page 157 of Amendment No. 6 to disclose the natural person who exercises sole or shared voting and/or dispositive powers with respect to the shares to be offered by Capstone.

Exhibits

5.	We may have further comment when you file the exhibit marked “to be filed by amendment.”

Response: The Company acknowledges the Staff’s comment. The form of Underwriting Agreement, filed as Exhibit 1.1 to Amendment No. 6, is in identical form to the draft previously provided to the staff. The Company confirms that, except for the final executed opinions to be filed as Exhibits 5.1, 8.1 and 8.2 and the related Exhibit 23 consents, each of which will be filed as an exhibit to a future amendment to the Registration Statement to be filed on the date of effectiveness of the Registration Statement, all exhibits to the Registration Statement have been filed.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-2643, John J. Huber at (202) 637-2242 or Christopher Kaufman at (650) 463-2606, or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

We are appreciative of the Staff’s assistance to date, and are available to answer any questions or provide supplemental materials related to this filing.

Very truly yours,

/s/ Anthony J. Richmond

Anthony J. Richmond of LATHAM & WATKINS LLP

cc:	Avago Technologies Limited

William H. Hinman, Jr., Simpson Thacher & Bartlett LLP